ENVIRONMENTAL SERVICE PROFESSIONALS, INC.
                    1111 EAST TAHQUITZ CANYON WAY, SUITE 110
                         PALM SPRINGS, CALIFORNIA 92262
                                 (760) 327-5284



VIA EDGAR AND FACSIMILE (202) 772-9210

July 14, 2008

Mr. Daniel L. Gordon, Branch Chief
Mail Stop 4561
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form S-1 File No. 333-151704

Dear Mr. Gordon:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Environmental Service Professionals, Inc. (the "Company"), hereby applies for the immediate withdrawal of its Registration Statement on Form S-1, Registration No. 333-151704, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement has not been declared effective, and no securities have been or will be sold in connection with the offering. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

      If you have any questions concerning our request for withdrawal, please call Mark Richardson of Richardson & Associates, our counsel, at (310) 393-9992.



                                        Respectfully submitted,

                                        /s/ Edward Torres
                                        ------------------------------------
                                        Edward Torres,
                                        Chairman and Chief Executive Officer

cc:  Mark Richardson